Form C

Cover Page

Name of issuer:

Place Technology, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 8/2/2018

Physical address of issuer:

3700 Thompson Street
Suite 200
Austin TX 78702

Website of issuer:

http://www.placetechnology.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☑ Preferred Stock
- ☐ Debt
- ☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

157,332

Price:

$0.31780

Method for determining price:

Dividing pre-money valuation $13,391,485.95 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.11

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$570,911.18

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

37

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$431,602.00	$1,398,674.00
Cash & Cash Equivalents:	$265,815.00	$1,340,689.00
Accounts Receivable:	$53,166.00	$33,025.00
Short-term Debt:	$467,969.00	$164,099.00
Long-term Debt:	$244,865.00	$0.00
Revenues/Sales:	$261,312.00	$237,837.00
Cost of Goods Sold:	$117,050.00	$23,900.00
Taxes Paid:	$93,433.00	$47,681.00
Net Income:	($2,530,855.00)	($1,431,843.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

THE COMPANY

1. Name of issuer:

Place Technology, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kent Gray	CEO	R&D Partners	2019
Michael Troy	Managing Director	Geekdom Fund	2019
Brandon Metcalf	CEO	Place Technology	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Kabe VanderBaan	CTO	2018
Brandon Metcalf	President	2018
Brandon Metcalf	CEO	2018
Brandon Metcalf	CFO	2018
Brandon Metcalf	Secretary	2018

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Brandon Metcalf	17687211.0 16,680,000 common shares; 613,882 Series Seed-1 preferred shares, 393,329 Series Seed 2 preferred shares	41.974

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Dependence on Co-Founders

As an early-stage organization, the Company is still very dependent on its co-founders Brandon Metcalf and Kabe VanderBaan and if either of them were to cease working for the Company for any reason the future of the Company could be compromised. Brandon is the Company's CEO and a member of its three-person Board of Directors, and Kabe is the Company's CTO. Together Brandon and Kabe own approximately 51% of the of the Company's outstanding capital stock and possess a substantial amount of control and influence over the Company's management and the direction of the Company's policies and affairs. This concentration of management and ownership limits the ability of other stockholders to influence Company matters.

In addition, Brandon and Kabe are the senior managers of and own a majority equity position in Blueprint Advisory Services, LLC ("Blueprint"). Blueprint is a service provider to the Company and shares certain back-office personnel with the Company. Brandon and Kabe's relationship with Blueprint may distract them from their relationship with the Company and could potentially lead to conflicts of interest in certain situations.

Need to Attract and Retain Employees

The success of the Company depends in part on its ability to attract and retain qualified key personnel, particularly in the areas of sales and software development. The Company is based in Austin, Texas, where there is significant competition among technology companies for qualified sales and other personnel of all types and where some of these competitors are much larger than the Company and/or can pay significantly greater compensation and benefits than the Company can. The Company's software development team is based in Jaipur, India, where there is significant competition among companies of all types for qualified software engineering personnel and where some of these competitors are much larger than the Company's India affiliate and/or can pay significantly greater compensation and benefits than the Company's India affiliate can. The

Company expects to have an increasing need for qualified employees as it grows, and expects that it will need to hire replacement employees if current employees leave to work for another employer or for other reasons. Identifying and hiring new employees is a time-consuming process that could distract management from the business, and the Company's business may suffer to the extent the Company's efforts to attract and retain qualified personnel are not successful.

Reliance on Salesforce

The Company's principal product is PlaceCPM, which is a financial forecasting and business planning software solution that is built natively on the Salesforce platform. The Company is dependent upon its relationship with Salesforce and the adoption and use of the Salesforce platform by the Company's customers and potential customers. If the Company or its customers (both actual and potential) are unable to maintain contractual, operating and other relationships with Salesforce the Company's business and prospects could be significantly harmed. Any interruption in the availability of Salesforce services could have material negative impact on the Company's ability to deliver its PlaceCPM product to customers.

Illiquid Investment with No Guarantee of Return

There is currently no public market for the Company's securities and there is no guarantee that a public market for the Company's securities will ever exist. The Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. There is no guarantee the Company will ever receive any profit from its operations, and to the extent the Company does generate operating profits it intends to retain those profits for the benefit of its business and does not expect to distribute any of those profits to stockholders. The special purpose vehicle that purchases shares of the Company's Series Seed-2 Preferred Stock in this offering will be required to become a party to the Company's Amended and Restated Right of First Refusal and Co-share Agreement, a copy of which is attached to this Form C, that contains among other things restrictions on transfer and rights of first refusal with respect to the shares purchased.

For all of these reasons, it is important for investors to understand that any investment in the Company's securities is an illiquid investment that may never result in any return to investors.

Future Fundraising Will be Required

The Company seeks to raise a maximum of $570,911.18 through this offering, primarily to support the growth of its sales team and its software development efforts. There can be no assurance that this fundraising will be sufficient to enable the Company to operate on a cash-flow positive basis, and the Company expects that it will need to raise additional funds in the future to support its operations. The ability of the Company to secure future capital will depend on many factors, including continued progress in its sales and software development efforts and prevailing market conditions.

The Company could potentially raise future funds through public or private equity offerings, debt financings or corporate collaboration arrangements. To the extent the Company raises future funds by issuing equity securities, the Company's existing stockholders will experience dilution. To the extent the Company raises future funds through debt financing, the debt holders will have a claim that is senior to the Company's existing stockholders and the Company may become subject to restrictive covenants that limit its ability to freely operate its business. To the extent that the Company raises additional funds through corporate collaboration arrangements, the Company may be required to relinquish some rights to the Company's intellectual property or grant licenses on terms that are not favorable to the Company.

There can be no assurance that additional financing will be available on acceptable terms, or at all, if and when required by the Company. If adequate financing is not available when required by the Company it may be required to delay, scale-back or eliminate business efforts intended to increase sales and growth which could have a material adverse effect on the Company's business, financial condition and prospects.

Impact of the COVID-19 Pandemic

The COVID-19 pandemic has negatively affected the Company's business, financial condition, results of operations and prospects, among other reasons due to (i) the widespread COVID-19 outbreak in India, where the Company's software development team is located, (ii) unanticipated decreases in customer orders and unanticipated increases in the length of sales cycles, (iii) difficulties in achieving timely communications with customers, potential customers and key vendors, and (iv) the effect of COVID-19 on the productivity and morale of employees of the Company and of its customers, potential customers and key vendors.

The extent to which the ongoing COVID-19 pandemic will continue to impact the Company's business, results of operations, financial condition and prospects is uncertain will depend among other things on future developments, including the

potential further geographic spread and duration of the pandemic, the severity, containment, and management of COVID-19 outbreaks and actions that are taken by various governmental authorities and other third parties in response to the pandemic.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 92.5% towards marketing. 7.5% towards Wefunder fees (if less difference will be allocated towards marketing).

If we raise: **$570,911**

Use of Proceeds: 73% towards hiring more account executives (sales). 19.5% towards marketing/advertising. 7.5% towards Wefunder fees (if less difference will be allocated towards hiring more account executives and towards marketing/advertising).

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension

of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $13,391,485.95 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

Place Technology, Inc. is offering up to 1,796,448 shares of Series Seed 2 Preferred Stock, at a price per share of $0.3178.

The campaign maximum is $570,911.18 and the campaign minimum is $50,000.11.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

The securities being offered are shares of the Company's Series Seed-2 Preferred Stock. The rights, preferences and privileges of the Company's Series Seed-2 Preferred Stock are set forth in the Company's amended and restated certificate of incorporation (the "Amended Certificate"), a copy of which is attached as an exhibit to this Form C. Those rights, preferences and privileges may be modified by an amendment to the Amended Certificate that is adopted by the Company's board and requisite number of stockholders in accordance with the terms of the Amended Certificate and otherwise in accordance with the Delaware Corporation Law.

Holders of the Company's Series Seed-2 Preferred Stock are parties to the Company's Amended and Restated Investors' Rights Agreement, Amended and Restated Right of First Refusal and Co-Sale Agreement and Amended and Restated Voting Agreement (such agreements, collectively, the "Investor Agreements"), discussed elsewhere in this Form C. The rights, preferences and privileges of the holders of the Company's Series Seed-2 Preferred Stock are subject to the terms of the Investor Agreements, each of which may be amended in accordance with its terms by action of the Company and the requisite number of stockholder parties thereto.

At any time before this offering is completed the Company may choose to modify the investment terms upon which the shares of its Series Seed-2 Preferred Stock are being offered to investors in this offering.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Series Seed-2 Preferred Stock	7,866,582	6,070,116	Yes
Series Seed-1 Preferred Stock	13,232,102	13,232,102	Yes
Common Stock	47,195,434	22,561,250	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	274,625

Describe any other rights:

COMMON STOCK

As of April 30, 2021, there were 22,561,250 shares of the Company's Common Stock issued and outstanding.

· **Voting Rights.** Subject to voting rights that may be applicable to the holders of any then-outstanding Preferred Stock, the holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Directors are elected by a plurality of votes and, unless required by law, there shall be no cumulative voting.

· **Dividend Rights.** Subject to dividend rights that may be applicable to the holders of any then-outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

· **Liquidation Rights.** In the event of the Company's liquidation, dissolution or winding up or any "Deemed Liquidation Event" as defined in the Company's amended and restated certificate of incorporation (the "Amended Certificate"), a copy of which is attached as an exhibit to this Form C, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of Preferred Stock.

· **Other Rights.** Holders of Common Stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the Common Stock. The rights, preferences and privileges of the holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock.

PREFERRED STOCK

As of April 30, 2021, there were 19,302,218 shares of the Company's Preferred Stock issued and outstanding, as follows: (a) 13,232,102 shares of Series Seed-1 Preferred Stock, and (b) 6,070,116 shares of Series Seed-2 Preferred Stock. The Series Seed-1 Preferred Stock and the Series Seed-2 Preferred Stock are sometimes referred to collectively in the following discussion as "Series Seed Preferred Stock".

· **Voting Rights.** Each holder of the Company's Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock

cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible. The holders of Preferred Stock will generally vote together with the holders of Common Stock as a single class on an as-converted basis, will have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and will be entitled to notice of any stockholder meeting.

With respect to the election of directors, the Amended Certificate provides that, for so long as at least 2,440,347 shares of Preferred Stock remain outstanding, (i) Geekdom Fund III, L.P. ("Geekdom") shall be entitled to elect one (1) director, (ii) the holders of record of a majority of the shares of Common Stock, voting exclusively and as a separate class, shall be entitled to elect one (1) director, and (iii) the holders of a majority of the Preferred Stock and Common Stock, voting together as a single class on an as-converted basis, shall be entitled to elect one (1) director.

- **Dividend Rights.** The holders of Preferred Stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. The Company shall declare all dividends pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders together with the number of shares of Common Stock then issuable upon conversion of the shares of Preferred Stock held by such holder.

- **Liquidation Rights.** In the event of any liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, all holders of Series Seed-2 Preferred Stock first and all holders of Series Seed-1 Preferred Stock second will be entitled to a liquidation preference that is senior to holders of the Common Stock. Holders of shares of each series of Series Seed Preferred Stock will be entitled to receive a liquidation preference (the "liquidation preference") equal to the greater of (a) the "Applicable Original Issue Price" for each such share (which, as provided in the Company's certificate of incorporation, is $0.2305 per share of Series Seed-1 Preferred Stock and $0.3178 per share of Series Seed-2 Preferred Stock) plus any dividends declared but unpaid thereon or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event.

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the funds and assets available for distribution to stockholders are insufficient to permit the payment to the holders of the Series Seed-2 Preferred Stock the full amount of the liquidation preference they are entitled with respect to such shares, then all of such funds and assets will be distributed ratably among the holders of the Series Seed-2 Preferred Stock Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive with respect to such shares of Series Seed-2 Preferred Stock. After the payment of the full liquidation preference of the Series Seed-2 Preferred Stock, the remaining funds and assets available for distribution to stockholders are insufficient to permit the payment to the holders of the Series Seed-1 Preferred Stock the full amount of the liquidation preference they are entitled with respect to such shares, then all of such funds and assets will be distributed ratably among the holders of the Series Seed-1 Preferred Stock Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive with respect to such shares of Series Seed-1 Preferred Stock. Finally, after the payment of the full liquidation preference of the Series Seed Preferred Stock, the remaining funds and assets available for distribution to stockholders, if any, will be distributed ratably to the holders of the Common Stock in proportion to the number of shares of Common Stock held by each such holder.

- **Conversion Rights.** Each share of each series of Preferred Stock is convertible at any time at the option of the holder into such number of shares of Common Stock as is determined by dividing the Applicable Original Issue Price for such share by the "Conversion Price" (as defined in the Amended Certificate applicable to such share at the time of conversion. Presently, the Conversion Price for the shares of each series of Series Seed Preferred Stock is equal to the Applicable Original Issue Price for such series and is subject to adjustment in the future as provided in the Amended Certificate.

In addition, upon either (a) the closing of the sale by the Company of shares of Common Stock to the public in a firm commitment underwritten public offering, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock at the time of such vote or consent, voting as a single class on an as-converted basis, all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock at the then applicable conversion rate.

- **Other Rights.** Holders of Preferred Stock have no preemptive or subscription rights except as set forth in the Company's Amended and Restated Investors' Rights Agreement and then only to the extent set forth in such agreement, and there are no redemption or sinking fund provisions applicable to the Preferred Stock.

· **Series Seed Preferred Stock Protective Provisions.** For so long as at least 2,440,347 shares of Preferred Stock remain outstanding, the written consent or affirmative vote of the holders of at least sixty percent (60%) of the outstanding shares of Preferred Stock, consenting or voting separately as a single class on an as-converted basis (the "Requisite Holders"), shall be required to: (a) adversely change the rights, powers or privileges of the Preferred Stock as set forth in the Company's certificate of incorporation or bylaws; (b) increase or decrease the authorized number of shares of any class or series of capital stock; (c) authorize or create any new class or series of capital stock having rights, powers, or privileges as set forth in the Company's certificate of incorporation that are senior to or on a parity with any series of Preferred Stock; (d) other than specified in the Company's certificate of incorporation, redeem or repurchase any shares of Common Stock or Preferred Stock; (e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock; (f) increase or decrease the number of directors of the Company; (g) liquidate, dissolve or wind-up the business of the Company, effect any Deemed Liquidation Event or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment on the written consent or affirmative vote of the Requisite Holders; or (h) increase or decrease the number of shares of Common Stock that may be issued pursuant to the Company's duly adopted option plans or other equity incentive plan.

INVESTORS' RIGHTS AGREEMENT

The Company and the holders of its outstanding Preferred Stock are parties to an Amended and Restated Investors' Rights Agreement, a copy of which is attached as an exhibit to this Form C, pursuant to which, among other things, (a) a majority of the Company's outstanding shares of "registrable securities", which term registrable securities includes Common Stock issued or issuable upon conversion of shares of Preferred Stock, have the right under certain circumstances to demand that the Company file a registration statement or request that their shares of the Company's capital stock be covered by a registration statement that the Company is otherwise filing, subject to customary registration rights provisions including indemnification and "market stand-off" provisions, (b) the holders of at least 433,839 shares of registrable securities (each such holder, a "Major Holder") are granted certain information rights with respect to the Company, and (c) the Major Holders are granted a right of first offer with respect to certain sales by the Company of its equity securities, securities convertible into its equity securities and/or rights to purchase its equity securities.

The special purpose vehicle that purchases shares of the Company's Series Seed-2 Preferred Stock in this offering will be required to become a party to the Amended and Restated Investors' Rights Agreement in connection with its purchase.

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

The Company and the holders of its outstanding Common Stock and Preferred Stock are parties to an Amended and Restated Right of First Refusal and Co-Sale Agreement, a copy of which is attached as an exhibit to this Form C, pursuant to which, among other things, the Company's stockholders (a) agree not to assign, sell, pledge, dispose of or otherwise transfer their shares of the Company's stock, (b) grant to the Company first and the holders of the Company's Preferred Stock second a right of first refusal with respect to any proposed assignment, sale, pledge, disposition or other transfer of shares of the Company's stock, (c) are afforded co-sale rights with respect to any assignment, sale, pledge, disposition or other transfer of shares of the Company's stock as to which the rights of first refusal described in the preceding clause (b) are not exercised with respect to all of the shares proposed to be transferred, and (d) agree to customary "lock up" restrictions in connection with any initial public offering for a period of up to 180 days after the date of the Company's final prospectus in connection with such initial public offering. The provisions described in clauses (a), (b) and (c) of the preceding sentence are each subject to customary exceptions for certain types of transfers as more particularly set forth in the Amended and Restated Right of First Refusal and Co-Sale Agreement.

The special purpose vehicle that purchases shares of the Company's Series Seed-2 Preferred Stock in this offering will be required to become a party to the Amended and Restated Right of First Refusal and Co-Sale Agreement in connection with its purchase.

VOTING AGREEMENT

The Company and the holders of its outstanding Common Stock and Preferred Stock are parties to an Amended and Restated Voting Agreement, a copy of which is attached as an exhibit to this Form C, pursuant to which, among other things, the Company's stockholders (a) agree to vote their shares of the

things, the Company's stockholders (a) agree to vote their shares of the Company's stock so as to maintain the authorized number of directors at three (subject to increase by the written consent of Preferred Stock holders representing at least 50% of the shares of Common Stock issuable upon conversion of the then outstanding shares of Common Stock), (b) agree to vote their shares of the Company's stock so as to maintain one individual designated by Geekdom as a member of the Company's board of directors for so long as Geekdom and its affiliates own at least 813,449 shares of Series Seed-1 Preferred Stock, (c) agree to vote their shares of the Company's stock so as to maintain Brandon Metcalf as a member of the Company's board of directors for so long as he shall remain the Company's Chief Executive Officer, (d) agree to limitations on the ability of stockholders to remove the directors described in the preceding clauses (b) and (c), (e) agree to vote in favor of (to the extent stockholder approval is required), and otherwise participate as a seller in, a "Sale of the Company" (as that term is defined in the Amended and Restated Voting Agreement) that is approved by both the holders of at least sixty percent (60%) of the shares of Common Stock issued or issuable upon conversion of the shares of Preferred Stock and the holders of more than fifty percent (50%) of the shares of Common Stock held by all holders of Common Stock.

The special purpose vehicle that purchases shares of the Company's Series Seed-2 Preferred Stock in this offering will be required to become a party to the Amended and Restated Voting Agreement in connection with its purchase.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The securities being offered are shares of the Company's Series Seed-2 Preferred Stock. The relative rights, preferences and privileges of the Company's outstanding securities (which consist of its Series Seed-2 Preferred Stock, its Series Seed-1 Preferred Stock and its Common Stock) are set forth in the Company's amended and restated certificate of incorporation (the "Amended Certificate") and subject to the provisions of the Delaware General Corporation Law. The relative rights, preferences and privileges of the Company's outstanding securities may be modified by an amendment to the Amended Certificate that is adopted by the Company's board and requisite number of stockholders in accordance with the terms of the Amended Certificate and otherwise in accordance with the Delaware Corporation Law. Any such amendment could provide for the creation of a class or series of the Company's capital stock the rights, preferences and privileges of which are senior to the Company's Series Seed-2 Preferred Stock.

Holders of the Company's Series Seed-2 Preferred Stock are parties to the Company's Amended and Restated Investors' Rights Agreement, Amended and Restated Right of First Refusal and Co-Sale Agreement and Amended and Restated Voting Agreement (such agreements, collectively, the "Investor Agreements"), discussed elsewhere in this Form C. The rights, preferences and privileges of the holders of the Company's Series Seed-2 Preferred Stock are subject to the terms of the Investor Agreements, including the limitations on the rights of holders of Series Seed-2 Preferred Stock as set forth therein and the rights granted to the holders of the Company's Series Seed-1 Preferred Stock and Common Stock as set forth therein.

The relative voting power and economic interest represented by a share of the Company's Series Seed-2 Preferred Stock will be subject dilution (i.e., decrease) to the extent the Company issues additional shares of its capital stock in the future, whether in connection with future financing activity, another type of corporate transaction, pursuant to a Company equity incentive plan or otherwise.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest or other applicable threshold of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor may have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the shareholders may act in such a way so as to influence changes in the terms of the Certificate of Incorporation for the Company, changes in the terms of securities issued by the Company and changes in the management of the Company. The shareholders may act in such a way so as to influence changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also support efforts to engage in new offerings and/or to register certain of the Company's securities in a way that negatively

and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of any convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest or other applicable threshold of holders of securities with voting rights act in such a way so as to permit the Company to issue additional stock, an Investor's interest will typically also be diluted.

Based on these risks and others, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we may perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

Any valuation that we perform in the future can be expected to analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	US Small Business Administration
Issue date	04/20/20
Amount	$62,500.00
Outstanding principal plus interest	$62,724.94 as of 06/17/21
Interest rate	3.75% per annum
Maturity date	04/20/50
Current with payments	Yes

Economic Injury Disaster Loan

Loan

Lender	First Republic Bank
Issue date	02/27/21
Amount	$244,267.00
Outstanding principal plus interest	$244,267.00 as of 06/17/21
Interest rate	1.0% per annum
Maturity date	02/27/26
Current with payments	Yes

Paycheck Protection Program loan.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and

INSTRUCTION TO QUESTION 24: Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2019	Other	Common stock	$300,000	General operations
10/2019	Other	Common stock	$295,050	General operations
10/2019	Regulation D, Rule 506(b)	Preferred stock	$1,030,000	General operations
10/2019	Regulation D, Rule 506(b)	Preferred stock	$953,102	General operations
9/2020	Regulation D, Rule 506(b)	Preferred stock	$423,500	General operations
9/2020	Regulation D, Rule 506(b)	Preferred stock	$576,500	General operations
4/2021	Regulation D, Rule 506(b)	Preferred stock	$1,654,089	General operations
4/2021	Regulation D, Rule 506(b)	Preferred stock	$275,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	(1) Brandon Metcalf ($150,000), (2) Kent Gray ($150,000)
Amount Invested	$300,000.00
Transaction type	Priced round
Issue date	10/01/19
Relationship	(1) Director and Officer - CEO, (2) Director

Name	(1) Kent Gray ($150,000 purchased 10/01/19), (2) Geekdom Fund III, L.P. ($750,000 purchased 10/01/19), (3) Kabe VanderBaan ($53,102 purchased 10/24/19)
Amount Invested	$953,102.00
Transaction type	Priced round
Issue date	10/24/19
Relationship	(1) Director, (2) Affiliate of Director Mike Troy, (3) Officer - CTO

Name	(1) Brandon Metcalf ($141,500), (2) Kent Gray ($75,000), (3) Geekdom Fund III, L.P. ($300,000), (4) Kabe VanderBaan ($10,000), (5) Cherie Laudon ($50,000)
Amount Invested	$576,500.00
Transaction type	Priced round
Issue date	09/17/20
Relationship	(1) Director and Officer - CEO, (2) Director, (3) Affiliate of Director Mike Troy, (4) Officer - CTO, (5) Stepmother-in-law of Director and Officer Brandon Metcalf

Name	(1) Brandon Metcalf ($125,000 purchased 04/29/21) (2) Kabe VanderBaan ($150,000) (purchased across two consecutive closings on 04/29/21 and 06/11/21)

Amount Invested	$275,000.00
Transaction type	Priced round
Issue date	04/29/21
Relationship	(1) Director and Officer - CEO, (2) Officer - CTO

Relationship with Blueprint Advisory Software, LLC

Blueprint Advisory Services, LLC ("Blueprint") is a service provider to the Company and shares certain back-office personnel with the Company. Brandon Metcalf (the Company's CEO and one of its directors) and Kabe VanderBaan (the Company's CTO) are the senior managers of and collectively own a majority equity position in Blueprint.

Relationship with R&D Consulting Group, Inc.

R&D Consulting Group, Inc. ("R&D") is a customer of the Company. Kent Gray (one of the Company's directors) is a director of R&D and owns a significant though less than a majority equity position in R&D.

Indemnification Agreements

The Company has entered into, and intends to continue to enter into, separate indemnification agreements with each of its directors.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Place Technology is the maker of PlaceCPM, a finance platform that connects every element of a tech or service company's live current and future financial data and provides tools for faster, more efficient and collaborative financial forecasting, reporting, and workforce planning.

We are passionate about solving these finance challenges for technology and service companies, as we lived them for too long ourselves. We are focused on becoming the category leader and continuing to drive customer love for our product and company. With this, we expect to reach a $40m annual recurring

revenue run rate by the end of 2025. These are forward looking projections and are not guaranteed.

Milestones

Place Technology, Inc. was incorporated in the State of Delaware in August 2018.

Since then, we have:

- $1.9m of the $2.5m has been raised outside of Wefunder.
- Repeat founders with a successful exit in a similar space
- 405% license revenue growth from April 2020 through March 2021
- 3rd highest-rated forecasting software on independent review site G2 in just 15 months since launch
- Place is the only financial forecasting product built on Salesforce.com
- Jumped from $20K ARR in June 2020 to $340K ARR to March 2021
- The sales pipeline is on fire with 50+ active deals

Historical Results of Operations

Our company was organized in August 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $261,312 compared to the year ended December 31, 2019, when the Company had revenues of $237,837. Our gross margin was 55.21% in fiscal year 2020, compared to 89.95% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $431,602, including $265,815 in cash. As of December 31, 2019, the Company had $1,398,674 in total assets, including $1,340,689 in cash.
- *Net Loss.* The Company has had net losses of $2,530,855 and net losses of $1,431,843 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $712,834 for the fiscal year ended December 31, 2020 and $164,099 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $483,367 in debt and $5,507,241 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 10 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Place Technology, Inc. cash in hand is $799,539.95, as of June 2021. Over the last three months, revenues have averaged $106,431.50/month, cost of goods sold has averaged $55,726/month, and operational expenses have averaged $295,947.50/month, for an average burn rate of $245,242 per month. Our intent is to be profitable in 18 months.

Since the date our financials cover, we have raised $1.9 MM outside of Wefunder.

The Company applied to the SBA for forgiveness of its PPP loan in the beginning of 2021 and forgiveness has been granted for full PPP Loan amount $176K in April'21 and the Company has recorded that amount in revenue from debt. extinguishment in April 2021.

Finally, the Company received an additional PPP Loan amount ($244,267) in March 2021. The Company used the loan proceeds for purposes it believed were consistent with the Paycheck Protection Program, and the Company believes that its use of the proceeds met the conditions for forgiveness of the loan.

Over the next 6 months, we expect to have a total additional revenue of $446,869 and total additional expenses of $2,290,562. The Company plans to use the proceeds from this financing to support and expand its sales and marketing function, which is expected to increase revenue. While the Company's internal forecasts project that the Company will reach breakeven with the proceeds from this financing, from a conservative standpoint in the event the Company's internal forecasts aren't met, the Company would expect to seek additional financing in approximately 18 months and has indicated an expected 18 month runway on this basis.

These are forward looking projections and are not guaranteed.

We are raising this Wefunder round, along with the $1.9m we just raised to provide capital to cover cash burn as we ramp. We also have existing investors who have committed to funding more if needed

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Brandon Metcalf, certify that:

(1) the financial statements of Place Technology, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Place Technology, Inc. included in this Form reflects accurately the information reported on the tax return for Place Technology, Inc. filed for the most recently completed fiscal year.

Brandon Metcalf

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund (“Fund”) for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number (“TIN”) (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

33. Once posted, the annual report may be found on the issuer's website at:

http://www.placetechnology.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Place Technology Investor Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Brandon Metcalf
- Kabe VanderBaan
- Kent Gray
- Michael Troy

Appendix E: Supporting Documents

- Third_A_R_Certificate__file_stamped__6.2.21.pdf
- A_R_Voting_Agreement_5.31.21__Wefunder_REDACTED_.pdf
- A_R_Right_of_First_Refusal_and_Co-Sale_Agreement_5.31.21__Wefunder_REDACTED_.pdf
- A_R_Investors__Rights_Agreement_5.31.21__Wefunder_REDACTED_.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Place Technology Investor Agreement

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

Brandon Metcalf

Kabe VanderBaan

Kent Gray

Michael Troy

Appendix E: Supporting Documents

Third_A_R_Certificate__file_stamped__6.2.21.pdf
A_R_Voting_Agreement_5.31.21__Wefunder_REDACTED_.pdf
A_R_Right_of_First_Refusal_and_Co-Sale_Agreement_5.31.21__Wefunder_REDACTED_.pdf
A_R_Investors__Rights_Agreement_5.31.21__Wefunder_REDACTED_.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Place Technology, Inc.

By

Brandon Metcalf

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Michael Troy for Geekdom Fund III, LP

Managing Director
6/21/2021

Brandon Metcalf

Founder & CEO
6/18/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in

good faith under or in reliance upon this power of attorney.